AMERICAN STORES COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


In the computation of the ratio of earnings to fixed charges for the Company, earnings consist of pre-tax income from continuing operations before the impact of an extraordinary item, plus fixed charges (adjusted for capitalized interest). Fixed charges consist of interest, whether expensed or capitalized (including the amortization of debt expense), plus the amount of rental expense which is representative of the interest factor in the particular case.

(In thousands)                                1994       1993      1992

Earnings before income taxes and an extra-
   extraordinary item                      $606,263   $480,805   $378,281

Fixed charges (detail below)                265,529    284,834    311,937
Adjusted for:
   Capitalized interest                     (3,900)    (3,416 )   (1,966)
   Previously capitalized interest
   amortized during the period                1,269      1,246      1,288

Earnings                                   $869,161   $763,469   $689,540

Interest expense                           $170,703   $189,773   $214,394
Capitalized interest                          3,900      3,416      1,966
Interest factor for rental expense
    of operating leases                      90,926     91,645     95,577
Fixed charges                              $265,529   $284,834   $311,937

Ratio of earnings to fixed charges        3.27 to 1  2.68 to 1  2.21 to 1